Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Amazon.com, Inc. relating to the offer to exchange all outstanding 5.200% senior notes due 2025 of Whole Foods Market, Inc. and to the incorporation by reference therein of our reports dated November 17, 2017, with respect to the consolidated financial statements of Whole Foods Market, Inc., and the effectiveness of internal control over financial reporting of Whole Foods Market, Inc., included in its Annual Report (Form 10-K) for the year ended September 24, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas

November 20, 2017